Exhibit 99.1

Prophecy Submits Enhanced Baseline Studies for Gibellini Vanadium Project in Nevada

Vancouver, British Columbia, April 16, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce that it has submitted, through its wholly owned US subsidiary, the requisite baseline studies for its Gibellini Vanadium Project located in Eureka County, Nevada, USA to both the Bureau of Land Management (BLM) and the Nevada Division of Environmental Protection (NDEP).

In consultation with the BLM and NDEP, Prophecy is working with contractors to collect supplemental baseline data that will update and confirm the existing data sets. That work is set to be completed in May.

The Enhanced Baseline Report format, made with guidance from the BLM, is designed to identify potential resource conflicts early in the project timeline. Doing so will allow measures to be taken to avoid and/or minimize such conflicts and ensure an up-front project planning that is sensitive to all environmental resources.

Mine Plan of Operations

These baseline studies will be the foundation for the Mine Plan of Operations (MPO). The MPO, which is already under development, describes the concept-level design for the all proposed mine operations and the possible effects of those operation on the environment. Specifically, the MPO outlines scheduling, equipment, operating facilities, water usage, air emission, process design, and access. The MPO also provides a detailed reclamation and closure plan pertaining to any disturbances that might result from operations. This allows the BLM to assess the project in detail and, in coordination with the operator and appropriate agencies, expedite the EIS process. Prophecy intends to submit its MPO by July 2019.

Engineering for heap leaching, the processing facility, and the mine design (M3 Engineering and Newfields Companies, LLC) is being integrated into to the site Closure Plan. This facilitates concurrent closure of the heap as each heap cell is finished leaching. This will allow the Closure Plan to be implemented during operations. At the end of active mining, the site can be closed at minimal technical risk. This reduces the closure duration and liability and the commensurate reclamation bond.

Water

The Company has signed a 10-year water lease agreement (WLA) with the owner of a private ranch located approximately 5 miles from the project. The WLA can be extended for any number of additional 7-year terms, not to exceed a total of 99 years (including the primary term). The Gibellini Project requires a modest maximum flow rate of 500 gallons per minute (gpm) from the ranch that represents less than 20% of the water rights for the ranch.

The WLA provides, as the source of water, surface springs located on the private ranch, thus eliminating the need to appropriate water rights from the Nevada Division of Water Resources. The Gibellini Project has completed water-related baseline studies that cover the quantity and quality of both surface and groundwater at the site, surrounding areas and the ranch water supply. Since the baseline studies have been completed, Prophecy expects to expedite any permitting process. See Company press release dated August 20, 2018.

Uranium

A small amount of uranium will be produced as a by-product at Gibellini (approximately 1% in volume relative to the vanadium production volume) with minute concentrations arising during the vanadium purification process. As uranium concentration and extraction occur only at a single stage within the process design, the uranium permit footprint is confined to a small portion of the process facility. This will be overseen by the Nevada Department of Health rather than the Federal Nuclear Regulatory Commission and results in a significantly reduced regulatory permitting timeline.

Sage Grouse

With the implementation of the Nevada Sage Grouse Conservation Credit System (CCS), Prophecy has conducted an extensive baseline habitat condition survey. It will use the Habitat Quantification Tool to calculate the number of debits required to mitigate any direct and indirect impacts to sage grouse habitat. Prophecy intends first to avoid and minimize impacts to habitat, and second to either develop or purchase credits to mitigate any remaining impacts.

Summary

“The Prophecy team is working diligently with the support of the federal and state regulators and is actively engaging all stakeholders in order to obtain all the state and federal permits so that we can begin construction of North America’s first producing primary vanadium deposit. We are on track to initiate the EIS process after the Notice of Intent is published, which will be a milestone in permitting the Gibellini Project,” notes Ron Espell, VP Environment and Sustainability. “It will represent the starting point of a well-defined 12-month process under the Department of the Interior’s Secretarial Order No. 3355 that shareholders will be able to mark on their calendars.”

Michael Doolin, Prophecy’s CEO and COO, observes, “The State of Nevada is the best jurisdiction for mining investment in the world, according to Fraser Institute. The deposit is critical as Gibellini’s annual production profile of 9.65 million lb. of V2O5 outlined in the independent preliminary economic assessment is sufficient to meet United States current vanadium consumption requirement.”

Qualified Persons and QA/QC

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by the Company. Mr. Oosterman is a Qualified Person (“QP”) as defined by the guidelines in NI 43-101.

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini is currently undergoing EPCM and permit development. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Michael Doolin”
Chief Executive Officer

For more information about Prophecy, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Some statements in this news release are about future events and performance. Such statements are based on current estimates, predictions, expectations, or beliefs. The subjects of the statements include, but are not limited to, (i) the PEA representing a viable development option for the project; (ii) construction of a mine at the project and related actions; (iii) estimates of the capital costs of constructing mine facilities, bringing the mine into production, and sustaining the mine, together with estimates of the length of financing payback periods; (iv) the estimated amount of future production, of both [raw material?] and metal recovered; and (vi) estimates of the life of the mine and of the operating and total costs, cash flow, net present value, and economic returns, including internal rate of return from an operating mine constructed at the project. All forward-looking statements are based on Prophecy’s or its consultants’ current beliefs and assumptions, which are in turn based on the information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence and continuity of vanadium mineralization at the project at the estimated grades; (ii) the geotechnical and metallurgical characteristics of the rock conforming to the sampled results; (iii) infrastructure construction costs and schedule; (iv) the availability of personnel, machinery, and equipment at the estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) vanadium sale prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates applicable to the proposed mining operation; (ix) the availability of acceptable financing on reasonable terms; (x) projected recovery rates and use of a process method, which although well-known and proven with other commodity types, such as copper, has not been previously brought into production for a vanadium project; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; and (xiii) assumptions that the project’s environmental approval and permitting is forthcoming from county, state, and federal authorities. The economic analysis is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Currently there are no Mineral Reserves on the Gibellini property. Although the Company’s management and its consultants consider these assumptions to be reasonable, given the information currently available to them, they could prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return. Those statements are based in turn on most of the other forward-looking statements and assumptions made herein. The cost information is also prepared using current values, but the time for incurring the costs is in the future and it is assumed costs will remain stable over the relevant period.

These factors should be considered carefully, and readers should not place undue reliance on forward-looking statements by Prophecy or its consultants. Prophecy and its consultants believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove correct. In addition, although Prophecy and its consultants have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. Prophecy and its consultants undertake no obligation to publicly release any future revisions of the forward-looking statements that reflect events or circumstances that occur after the date of this news release or reflect the occurrence of unanticipated events, except as expressly required by law.

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